SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 8-1-02

For the month of August 2002

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company

(Translation of registrant's name in English)

Av. Conde da Boa Vista, 800 – 2nd Floor
Recife, Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

TIM

Tele Nordeste Celular Participações S.A.
DF/RI/118/2002

Recife, August, 07 2002

Dear Sirs,

Please see attached the "Policy for the disclosure of information and trading of Securities issued by Tele Nordeste Celular Participações S/A". This policy was approved in July 26, 2002, and taking effect as of this date by the Board of Directors, in accordance with the Securities Exchange Commission - CVM Instruction No. 358, dated January 3, 2002.

If you have any questions or need further information, please do not hesitate to contact the undersigned.

Best Regards,

Fabiola Almeida
Investor Relations

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
Av. Conde da Boa Vista, 800 - 1° andar - Boa Vista
Recife - PE - CEP 50.060-004 - Telefone: 55 21 81 3216.2500

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Tele Nordeste Celular Participações S.A.

POLICY FOR THE DISCLOSURE OF INFORMATION AND TRADING OF SECURITIES ISSUED BY TELE NORDESTE CELULAR PARTICIPAÇÕES S/A

SUMMARY

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I. Objective and Scope

Article 1- The objective of this policy is to establish high standards of conduct and transparency for the disclosure and utilization of relevant facts and the trading of securities issued by Tele Nordeste Celular Participações S.A. ("Company"), to be complied with by (i) Administrators, Controlling Shareholders, Audit committee members and other Bodies possessing Technical or Consultative functions in the company; (ii) Employees and Executives with access to Relevant Information; and also, (iii) those who, as a result of their position or function in the Subsidiaries and Associated Companies, obtain information relative to a Relevant Fact or Act.

The parties mentioned above shall sign the respective Term of Adhesion, as per Annex I, in the manner put forth in Articles 15, paragraph 1, item I and Article 16, paragraph 1 of CVM Instruction No. 358/02.

The Company will maintain in its files, a listing of those parties who signed the Term of Adhesion (Annex II), with their respective qualifications, position or function, address and registration number with the Individual and Corporate Taxpayer Roll (CPF and CNPJ).

II. Definitions

Article 2 – A "Relevant Fact or Act", as provided in Article 155, paragraph 1 of Law No. 6.404/76 and Article 2 of CVM Instruction No. 358/02 is as follows: (a) any decision by the Controlling Shareholder(s), or decision made in a general shareholder meeting or by any Company management body; or (b) any other act or fact of a political-administrative, technical, business or economic-financial nature that occurred or relates to its business activities, which may considerably influence:

(i) the Company's perceived value;

(ii) Security trading prices;

(iii) the decision of investors to buy, sell or hold on to said securities; or

(iv) the decision of investors to exercise any rights inherent to the condition of titleholder of securities issued by the Company or that refer to same.

Sole Paragraph – Article 2 of CVM Instruction No. 358/02 lists examples of Relevant Facts or Acts, their repetition not being necessary. In any case the events related to a Relevant Fact or Act shall be analyzed in terms of materiality within the context of the company's regular activities and dimension, as well as information previously divulged and, not in abstract, in order to avoid the triviality of Relevant Fact or Act disclosures in detriment to the analysis quality, by the market, regarding the Company's perspectives.

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III. Objective of Divulging a Relevant Fact or Act

Article 3 - The objective of divulging a Relevant Fact or Act is to ensure that investors receive in sufficient time and in an efficient and reasonable manner, the information necessary for its investment decisions, guaranteeing the best symmetry possible in the dissemination of information. As such, the undue use of privileged information in the securities market is prevented by those who have access to same, for their own benefit or that of third parties, in detriment of investors in general, from the market of the Company itself.

IV. Responsibilities

Article 4 - The Investor Relations Director is responsible for the execution and monitoring of this policy, including the preparation and updating of information contained in the annexes, whereby he shall also be the Company spokesperson relative to divulging information to the market.

V. Disclosure Obligations

Article 5 – The administrators, controlling shareholders and Audit committee members, executive level employees with access to Relevant Information or any member of the other Bodies with Technical or Consultative functions in the Company, who have signed the Term of Adhesion, who have personally become aware of a Relevant Fact or Act, shall communicate it to the Investor Relations Director. If the persons mentioned in this item verify omission on the part of the Investor Relations Director in fulfilling his communication and disclosure duties, they will only be exempt of their responsibility in the event they immediate communicate the Relevant Fact or Act to the CVM.

Article 6 – In gaining access or receiving any information deemed to be a relevant fact or act, the Investor Relations Director shall disclose said information by sending a letter to the CVM and stock exchanges and/or over the counter market entity where the company's securities are traded, as well as any other means of communication, including information to the press (article 3, paragraph 3 of Instruction No. 358).

Article 7- In the event an atypical oscillation occurs in the price or quantity traded regarding the company's securities, the Investor Relations Director shall inquire the persons mentioned in **Article 5**, with the objective of verifying whether they have knowledge of information that should be divulged to the market.

Article 8 – Once the existence of information that has not yet been disclosed to the market is confirmed, as mentioned in **Article 7**, the Investor Relations Director shall immediately communicate the relevant fact or act to the CVM, freeing him or herself from the omission responsibility.

Sole Paragraph – The Investor Relations Director shall remain available to the CVM and stock exchanges and/or entities from the over the counter market that request additional information regarding a relevant fact or act disclosed, limiting him or herself to providing information deemed of interest to the Company and its investors

VI. Forms of Disclosure

Article 9 - The Investor Relations Director shall oversee the immediate dissemination of relevant facts or acts relative to the Company, simultaneously to all markets where the securities are allowed to trade.

Article 10 – The relevant facts or acts shall be prepared in a clear and precise manner, in a language that is accessible to the investing public.

Article 11 – The relevant facts or acts shall be published in major newspapers that are normally used by the Company. The ads published shall inform the internet addresses where the information regarding the relevant fact or act can be found.

Article 12 – The relevant facts or acts shall be communicated simultaneously to the:

(i) CVM;
(ii) SEC;
(iii) Stock Exchanges.

Article 13 – Whenever possible, the disclosure of relevant facts or acts to the stock exchanges where the company's securities trade shall occur before opening or after closing close. If the securities trade in another country, the disclosure shall be simultaneous in both markets, prevailing, in the case of incompatibility, the trading hours of the Brazilian market.

Sole Paragraph - If the disclosure cannot be done prior to or after the close for trading in the market, the Investor Relations Director may simultaneously request the trading suspension of the company's securities in the exchanges where they are allowed to trade, until the relevant information is adequately disseminated.

VII. Exception to Immediate Disclosure

Article 14 – The general rule in relation to a relevant fact or act is its immediate communication and disclosure. In any event, the non communication or disclosure of an relevant fact or act is an exception and shall be the object of analysis (CVM Instruction No. 358/02, Article 6, header).

Article 15 – There are, however, exceptional cases in which the indistinct disclosure of Privileged Information that constitutes a relevant fact or act may put at risk the legitimate interests of the Company. In such situations, the non disclosure of a relevant fact or act related to the Company will be the object of decision on the part of the Controlling Shareholders or Company Administrators (CVM Instruction No. 358/02, Article 6, header).

Paragraph 1 – In the event the relevant fact or act is related to operations directly involving the Controlling Shareholders and said parties decide to not divulge the information, they shall in this case inform the Company's Investor Relations Director.

Paragraph 2 – Even if the Administrators and the Controlling Shareholders decide not to divulge the relevant fact or act, it is their duty to immediately divulge the relevant fact or act, directly or through the Investor Relations Director, in the hypothesis of the information being beyond their control or in the atypical hypothesis of oscillations in trading price, quantity relative to the Company's securities (CVM Instruction No. 358/02, Article 6, sole paragraph).

Paragraph 3 – The Administrators and the Controlling Shareholders may submit to the CVM their decision to exceptionally maintain relevant facts or acts a secret, since their disclosure they believe will represent a clear risk to the legitimate interests of the Company (CVM Instruction No. 358/02, Article 7).

VIII. Duty to Maintain Secrecy

Article 16 – It is the responsibility of those persons listed in **Article 1** to maintain secrecy of information regarding a relevant fact or act to which they have privileged access to as a result of the function or position they hold, until the effective disclosure of same, whereby they shall also see to that their subordinates and third parties that have become aware of such information also do the same.

IX- Procedures for Communicating Information about Trades by Administrators and Related Parties

Article 17 – The procedures for communicating information about the trading of Company securities are based on Article 11 of CVM Instruction No. 358/02.

Article 18 - Administrators, Audit committee members and other Bodies possessing Technical or Consultative functions in the company shall inform the titleholder of securities issued by the Company, whether in their own name or in the name of related parties, as well as changes in these positions.

Article 19 – The communication shall be submitted to the Company's Investor Relations Director, who will then inform the CVM and Stock Exchange, as per the form model presented in Annex III of this Policy.

Article 20 – The communication to CVM shall be done (i) immediately after taking office and (ii) within a maximum of 10 (ten) days after the end of the month in which a change occurs in the positions held, informing the balance of the position for the period.

X – Procedures for Communicating and Divulging the Acquisition or Sale of a Relevant Shareholding Interest

Article 21 – The procedures for communicating and divulging information regarding the negotiation of Company securities, which involve a relevant shareholding interest, are based on Article 12 of CVM Instruction No. 358/02.

Article 22 – A relevant shareholding interest is understood as that which, directly or indirectly, corresponds to 5% (five percent) or more of a share species or class of the Company's capital.

Article 23 – The Controlling Shareholders, direct or indirect, and the shareholders who elect members of the Company's Board of Directors, shall communicate as well as divulge information about the acquisition or sale of a relevant shareholding interest.

Article 24 – Said disclosure shall be done through publications in major newspapers regularly used by the Company (CVM Instruction No. 358/02, Article 3).

Article 25 – The declaration regarding the acquisition or sale of a relevant shareholding interest shall be submitted to the CVM and Stock Exchanges, and shall contain the information provided in the form model presented in Annex IV of this Policy.

Article 26 – The communication to the CVM and Stock Exchanges shall be immediately submitted once the shareholding stake mentioned in Article 22 is reached.

XI – Trading of Company Securities

Article 27 - With the objective of ensuring adequate standards for trading securities of the Company and its publicly traded Subsidiaries, it is hereby adopted the system that all trades on the part of the Company itself and those persons who shall comply with this policy, will only be done through the intermediation of Licensed Brokerage Firms, as per the listing provided by the CVM, to whom the necessary updates will be informed.

Article 28 - The Company, its Administrators, Audit committee members, Employees and Executives with access to Relevant Information, as well as members of other Bodies with Technical or Consultative Functions in the Company, who have signed the Term of Adhesion, shall refrain from trading their shares during all periods that are communicated by the Investor Relations Director as being a non trading period, or Black-out Period. The Investor Relations Director is not obligated to motivate the decision of determining the Black-out Period, which will be treated confidentially by its recipients.

Article 29 - The same obligations will apply to the Controlling Shareholders , Subsidiaries and whoever, as a result of their position in the Parent Company, Subsidiaries and Affiliated Companies, have knowledge of information relative to a relevant fact or act about the Company, who have signed the Term of Adhesion.

XII - Restrictions to Trading Company Securities when pending the Disclosure of a Relevant Fact or Act

Article 30 - In hypotheses "i", "ii" and "iii" below, the trading of securities (without detriment to the exception applicable to trades based on this Trading Policy) is prohibited, in principle, (a) by the Company; (b) by Administrators, Controlling Shareholders, Audit committee members, Employees and Executives with access to Relevant Information and members of other Bodies with Technical or Consultative Functions in the Company; and (c) whoever, as a result of their function or position in the Parent Company, Subsidiaries and Affiliated Companies that signed the Term of Adhesion, have knowledge of information relative to a relevant fact or act about the Company, until same is disclosed to the market:

(i) Whenever an relevant fact or act occurs in the Company's businesses that the above mentioned persons have knowledge of;
(ii) Whenever the option or proxy for ending the acquisition or sale of Company securities issued by the Company itself, its Subsidiaries, Affiliated companies or other entity under common control, is in progress or has been granted;
(iii) and whenever the intent exists to promote incorporation, partial or total spin-off, merger, corporate transformation or reorganization.

Paragraph 1 - The prohibition referred to in item (ii) above applies to transactions with company shares by Administrators, Audit Committee members, Employees and Executives with access to relevant information, by members of other bodies with Technical or Consultative Functions in the company, by the Controlling Shareholders and whoever, as a result of their function or position in the Parent Company, Subsidiaries and Affiliated Companies, has information relative to a relevant fact or act about the company, that have signed the Term of Adhesion, exclusively on the dated in which the Company itself trades or informs the licensed brokerage firms that it will trade shares issued by the Company. For such purposes, the Licensed Brokerage Firms are instructed by the Investor Relations Director of the Company to not register said trades on these dates.

XIII - Exceptions to the General Restrictions for Trading Company Securities

Article 31 - The prohibitions mentioned in *Chapter XII "Restrictions to Trading Company Securities Pending the Disclosure of a Relevant Fact or Act"* do not apply to trades using treasury shares, through private trades, associated to the exercising of a buy option in accordance with the granting plan for the buy option of shares approved by the Company's shareholder meeting, as per the specific authorization of the CVM Board, according to the decision dated April 16, 2002 (Proc. RJ 2000/5369) and the eventual buy backs by the Company, also through a private trade of these shares.

Article 32 - The trading restriction put forth in *chapter XII "Restrictions to Trading Company Securities Pending the Disclosure of a Relevant Fact or Act"* due not apply to the Company itself, its Controlling Shareholders, Administrators, Audit Committee members, Employees and Executives with access to Relevant Information, and members of other bodies with Technical or Consultative Functions in the Company, as of the date the Term of Adhesion is signed (CVM Instruction No. 358/02, Article 13, paragraph 7), when the trades, within the Trading Policy Scope, are carried out under the form of long term investment, complying with at least one of these characteristics:

(i) subscription or purchase of shares due to the exercising of options granted in the form of the Buy Option Plan approved in the general shareholders meeting;
(ii) execution, by the company, of purchases object of the stock buy back program for cancellation or maintenance in treasury;
(iii) application of variable remuneration, received in the form of profit sharing, from the purchase of Company securities;
(iv) execution of Individual Investment Programs, by Administrators, its Controlling Shareholders (direct and indirect), Audit Committee members, Employees and Executives with access to Relevant Information, and members of other bodies with Technical or Consultative Functions in the Company.

Sole Paragraph - Individual Investment Programs and individual company stock acquisition plans, which shall roughly indicate the volume of resources that the interested party intends to invest or the quantity of securities he/she wishes to acquire over a period of no less than 12 months, at which time the interested party shall present a brief report regarding the respective development. The Individual Investment Program should be filed by the Investor Relations Director more than 30 (thirty) days prior to the beginning of the program.

XIV – Prohibition Regarding Trades of Company Securities in the period prior to the Disclosure of Quarterly and Annual Financial Statement Information

Article 33 - The Company, its Administrators, Controlling Shareholders (direct and indirect) Audit Committee members, Employees and Executives with access to relevant information, and members of other bodies with Technical or Consultative Functions in the company, and whoever, as a result of their function or position in the Parent Company, Subsidiaries and Affiliated Companies, has information relative to a relevant fact or act about the company, and that have signed the Term of Adhesion, will not be allowed to trade Company securities during the period of 15 (fifteen) days prior to the disclosure or publication, when applicable, regarding:

(i) Quarterly information of the Company (ITR);
(ii) Annual information of the Company (DFP and IAN);
(iii) Financial statements of the Company.

Sole Paragraph – The Individual Investment Programs shall strictly comply with this restriction.

XV – Prohibition to the Decision relative to the Purchase or Sale of Shares Issued by the Company (CVM Instruction No. 358/02, Article 14)

Article 34 - The Company's Board of Directors may not decide on the acquisition or sale of shares of its own issuance until being made public, through publication of the relevant fact or act, the information regarding:

(i) the signing of any agreement or contract aimed at transferring the Company's shareholding control; or
(ii) the granting of an option or proxy to end the shareholding control transfer of the Company; or
(iii) the existence of an intention to promote an incorporation, partial or total spin-off, merger, transformation or reorganization of the corporation.

Sole Paragraph – In the event, upon approval of a buy back program, a fact falls under one of the three hypotheses above, the Company will immediately suspend the trading of its stock until the disclosure of the respective relevant fact or act relevant fact or act.

XVI – Prohibition to the Decision Applicable to Former Administrators

Article 35 - Without detriment to the above provision regarding the Individual Investment Programs, the Administrators who step down from the Company Board prior to the public disclosure of a business or fact that initiated during his/her administration term, will not be allowed to trade Company securities:

(i) for a period of 6 (six) months after his/her departure; or
(ii) until the disclosure of the Relevant Fact or Act by the Company to the market, except if, in this second hypothesis, the trading of Company shares, upon disclosure of the relevant fact or act, interferes in the condition of said business operations in detriment of the Company itself or its shareholders.

Sole Paragraph - Among the alternatives mentioned above, the event that occurs first will always prevail.

XVII - APPLICATION

Article 36 – This Policy for the Disclosure of Information and Trading of Shares applies to Tele Nordeste Celular Participações S.A.

XVIII - DATE OF APPROVAL AND TERM

Article 37 - This policy was approved by the Board of Directors, in accordance with the provisions in CVM Instruction No. 358, dated January 3, 2002, on 7/26/2002, taking effect as of this date.

ANNEX I

TELE NORDESTE CELULAR PARTICIPAÇÕES S/A.
Publicly Traded Company
CNPJ / MF No. 02.558.156/0001-18NIRE 41 3 0001760 3
TERM OF ADHESION

On the (day) of (month) of 2002, at the head offices of TELE NORDESTE CELULAR PARTICIPAÇÕES S/A., located at Av. Conde da Boa Vista, 800, Boa Vista – Recife - PE, (name and last name), (nationality), (marital status), (profession), domiciled at (business address), bearer of Personal Identity Card No. (CPF), came forth and declared that, upon learning about the Company's Policy for Disclosing Relevant Facts or Acts, approved at the Board of Directors' Meeting held on (month) (day), 2002, adheres, as in fact has adhered, to the provisions, undertaking to respect all its terms and conditions, under the form and for due legal purposes of which this Annex was drawn up, read and agreed, and was signed by the declaring party mentioned above.

Recife, (date).

(Signature)
Complete name of declaring party

ANNEX II

List of People who Must Sign the Term of Adhesion

TELE NORDESTE CELULAR PARTICIPAÇÕES S/A
Publicly Traded Company
CNPJ / MF No. 02.558.115/0001-21
NIRE 41 3 0001760 3

List of Persons who Shall Sign the Term of Adhesion

(The following persons shall sign the Term of Adhesion: controlling shareholders, direct or indirect, directors, members of the board of directors, audit committee and any other bodies with technical or consultative functions, created through company bylaws, or anyone who, as a result of their function or position at Tele Nordeste Celular Participações S.A., its parent company, its subsidiaries or affiliated companies, has access to information related to relevant facts or acts).

Complete name, qualification (nationality, marital status, profession, identification card number, residence), position or function, Individual Taxpayer I.D. No. (CPF).

ANNEX III

Trades made with publicly traded companies that are controlled by the Company and/or the Parent Company:

PERIOD: [MONTH / YEAR]		
NAME OF BUYING / SELLING PARTY		
QUALIFICATION		CNPJ/CPF
DATE OF TRANSACTION		
ISSUING COMPANY		
TYPE OF TRADE		
TYPE OF SECURITY		
TOTAL QUANTITY		
QUANTITY ACCORDING TO SPECIES AND CLASS		
PRICE		
BROKERAGE FIRM USED		
OTHER RELEVANT INFORMATION		

ANNEX IV
Acquisition or Sale of a Relevant Shareholding Interest

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Tele Nordeste Celular Participações S.A.

PERIOD: [MONTH / YEAR]	
NAME OF BUYING / SELLING PARTY	
QUALIFICATION	CNPJ/CPF
DATE OF TRANSACTION	
ISSUING COMPANY	
TYPE OF TRADE	
TYPE OF SECURITY	
INTENDED AMOUNT	
QUANTITY ACCORDING TO SPECIES AND CLASS	
PRICE	
BROKERAGE FIRM USED	
OBJECTIVE OF SHAREHOLDING INTEREST	
NUMBER OF DEBENTURES CONVERTIBLE INTO SHARES, ALREADY HELD, DIRECTLY OR INDIRECTLY	
NUMBER OF SHARES OBJECT OF THE DEBENTURE CONVERSION, ACCORDING TO SPECIES AND CLASS, IF APPLICABLE	

QUANTITY OF OTHER SECURITIES, ALREADY HELD, DIRECTLY OR INDIRECTLY	
ANY OTHER AGREEMENT OR CONTRACT THAT REGULATES THE EXERCISING OF VOTING RIGHTS OR THE PURCHASE OR SALE OF SECURITIES ISSUED BY THE COMPANY	
OTHER RELEVANT INFORMATION	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Date: August 07, 2002

By ______________________________
Name: Walmir Urbano Kesseli
Title: Chief Financial Officer